Exhibit 1.5

*** Consent Solicitation by PT Portugal via BESI/BofAML/Banco Santander Totta ***

Today, PT Portugal, SGPS, S.A. (the “Issuer”) and Oi S.A. (the “Guarantor”) gave notice to holders of its outstanding €400,000,000 6.25% Notes due 2016 issued under the Portugal Telecom International Finance B.V. (“PTIF”) and Portugal Telecom, SGPS, S.A. €7,500,000,000 Euro Medium Term Note Programme (the “Notes”) to consider and, if thought fit, approve a Proposal with respect to such Notes, by a separate Extraordinary Resolution (the “Consent Solicitation”). The Consent Solicitation is made on the terms and subject to the conditions contained in the consent solicitation memorandum dated 9 April 2015 (the “Consent Solicitation Memorandum”) which can be found at www.ptportugal.pt.

The Issuer is seeking the consent of the holders of such Notes to the Proposal in order to successfully reorganise the Issuer’s outstanding bond debt before the Completion of the sale of the Issuer by the Guarantor to Altice Portugal S.A. and Altice S.A. (the “PT Portugal Sale”).

The Proposal will, if approved and implemented, modify the Conditions and the Trust Deed applicable to the Notes, including (among others) (i) to substitute PTIF, in the place of the Issuer, as the issuer and the principal obligor of the Notes and (ii) to grant to holders of the Notes an option to redeem their Notes at a price between 103.975% and 100.00% depending on the date of the Completion of the PT Portugal Sale. The holders of the Notes are also asked to waive any and all Events of Default and Potential Events of Default as set out in the Terms and Conditions of the Notes, that may be triggered by the PT Portugal Sale.

Holders of the Notes who have delivered a Consent Instruction in favour of the Extraordinary Resolution will be eligible to receive the Consent Fee of 0.40% of the principal amount of the Notes for which such holder is delivering the consent, provided that the Consent Instruction is valid and is received by the Voting Deadline. Payment of the Consent Fee is subject to the Payment Conditions, being (a) the approval of the Extraordinary Resolution by the Noteholders; (b) the execution and delivery of the Supplemental Trust Deed, the Supplemental Agency Agreement and the New Interbolsa Instrument; and (c) the Completion of the PT Portugal Sale.

The Voting Deadline is, unless extended or amended at the sole discretion of the Issuer, the deadline for Noteholders to deliver, or procure delivery on their behalf of, a valid Consent Instruction, in the manner described in the Consent Solicitation Memorandum, which is no later than:

(a) 5:00 p.m. (Lisbon time) on 23 April 2015 for Noteholders voting by correspondence;

(b) 5:00 p.m. (Lisbon time) on 27 April 2015 for Noteholders voting by electronic means; or

(c) 5:00 p.m. (Lisbon time) on 28 April 2015 for Noteholders voting through the Tabulation Agent.

The Meeting will take place on 4 May 2015. Results of the Meeting will be announced as soon as reasonably practicable after the Meeting has concluded.

The Solicitation Agents and their contact details are: BESI (+ 351 21 319 6904, dcm@espiritosantoib.pt), BofA Merrill Lynch (+44 20 7995 2929, kulwant.bhatti@baml.com) and Banco Santander Totta (+351 21 370 4360 or +44 20 7756 6909, tommaso.grospietro@santandergbm.com or ptconsent@santandergbm.com).

The Tabulation Agent is Lucid Issuer Services Limited (+44 20 7704 0880 or pt@lucid-is.com).

This announcement must be read in conjunction with the Consent Solicitation Memorandum.

Before making a decision with respect to the Consent Solicitation, Noteholders should carefully consider all of the information contained in the Consent Solicitation Memorandum. This announcement does not constitute an offer to buy, a solicitation of an offer to sell or a solicitation of consents. The Consent Solicitation is being made solely pursuant to the Consent Solicitation Memorandum.

Neither the Consent Solicitation Memorandum nor any related documents (including this announcement) have been filed with, or reviewed by, any national or local securities commission or regulatory authority of the United States of America or any other jurisdiction, nor has any such commission or authority passed upon the accuracy or adequacy of the Consent Solicitation Memorandum nor any related documents (including this announcement). Any representation to the contrary is unlawful and may be a criminal offence.

The Consent Solicitation is made for the securities of a non U.S. company. The Consent Solicitation is subject to disclosure requirements in Portugal and the United Kingdom that are different from those of the United States of America.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since PT Portugal and Oi S.A. are located in foreign countries, and some or all of their officers and directors are residents of foreign countries. You may not be able to sue a foreign company or its officers and directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

None of the Solicitation Agents nor the Trustee makes any representation or warranty, express or implied, as to the accuracy or completeness of the information contained in this announcement.

Capitalised terms used in this announcement shall have the meanings ascribed to them in the Consent Solicitation Memorandum.